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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/~~2010~~ 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradingScreen Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Irving Place , 4th Floor
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ebert (212)485-5982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MHM Mahoney Cohen CPAs
(Name – *if individual, state last, first, middle name*)

1065 Avenue of the Americas,	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Ebert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradingScreen Brokerage Services, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EUGENE O'NEILL, JR
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02ON483977
QUALIFIED IN NASSAU COUNTY
CERTIFICATE FILED IN NASSAU COUNTY
COMMISSION EXPIRES OCT 30, 20

Notary Public

Signature

Financial Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADINGSCREEN BROKERAGE SERVICES, LLC
(A Limited Liability Company)
(Supplementary Information)
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2009

Computation of net capital	
Total member's equity	$ 272,910
Less non-allowable assets:	
Prepaid expenses and other current assets	(648)
Net capital	$ 272,262
Computation of basic net capital requirements	
Minimum net capital required	$ 2,543
Minimum net capital requirements of reporting broker/dealer	$ 5,000
Net capital requirements	$ 5,000
Excess net capital	$ 267,262
Excess net capital at 1000%	$ 268,447
Computation of aggregate indebtedness (A.I.):	
Total A.I. liabilities	$ 38,150
Percentage of aggregate indebtedness to net capital	14.01%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5
There are no material differences between the above computation and the computation included in the Company's corresponding unaudited FOCUS X-17A-5 Part IIA filing.

See independent auditor's report.